FreeSeas Inc. Announces Proposed Public Offering of Common Stock
October 15, 2007 Piraeus, Greece, FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it is commencing a public offering of 10,000,000 shares of its common stock. Credit Suisse, Cantor Fitzgerald & Co., Oppenheimer & Co., and DVB Capital Markets are underwriting the offering. The Company expects to grant the underwriters an option to purchase an additional 1,500,000 shares of common stock to cover any over-allotments, exercisable within 30 days, and expects to price the offering within the next two weeks.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale, of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
This offering will be made only by means of a prospectus filed with the Securities and Exchange Commission. When available, copies of the prospectus relating to the offering may be obtained from:
Credit Suisse Securities (USA) LLC
Prospectus Department
One Madison Avenue
New York, NY 10010
(800) 221-1037
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations/Financial Media:
Ion Varouxakis Chief Executive Officer FreeSeas Inc. 89 Akti Miaouli Street 185 38 Piraeus, Greece Tel: 011-30-210-45-28-770 Fax: 011-30-210-429-10-10 E-Mail: info@freeseas.gr www.freeseas.gr	Thomas J. Rozycki, Jr.
Sr. Vice President
Cubitt Jacobs & Prosek Communications
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
Tel: +1.212.279.3115 x208
Fax: +1.212.279-3117
E-Mail: trozycki@cjpcom.com
www.cjpcom.com
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